Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

COTY INC.

Pursuant to Section 228 and 242 of the General

Corporation Law of the State of Delaware

Coty Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: That Article FOURTH of the Corporation’s Amended and Restated Certificate of Incorporation, as amended by that Certificate of Amendment dated September 29, 2016 to the Amended and Restated Certificate of Incorporation and that Certificate of Retirement dated February 24, 2017, is hereby amended by deleting the first sentence of Section A therefrom and substituting the following in lieu thereof:

“Authorized Capital. The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 1,270,000,000, of which 1,250,000,000 shall be designated as Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), and 20,000,000 shall be designated as Preferred Stock, par value $0.01 per share (the “Preferred Stock”).”

SECOND: That the foregoing amendment was duly adopted by the board of directors of the Corporation, which declared the amendment to be advisable, and was subsequently duly adopted by the written consent of the stockholders in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Coty Inc. has caused this Certificate to be duly executed in its corporate name this 25th day of June, 2020.

COTY INC.

By:	/s/ Kristin Blazewicz
Name:	Kristin Blazewicz
Title:	Chief Legal Officer, General Counsel and Secretary